UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of A Director

Mr. Zhinan Yin, a member of the board of directors (the “Board”) of ETAO International Co., Ltd. (the “Company”), resigned from his position as the director of the Company, the member of the compensation committee, and as the member and chairperson of the nominating and corporate governance committee, effective on January 1, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Termination of VIE Agreements

On January 25, 2024, ETAO International Healthcare Technology Co., Ltd. (“ETAO Healthcare” or “WFOE”), an indirect wholly owned subsidiary in China of the Company has sent notices of termination, respectively, to Changxin Zhizhou Hospital Co., Ltd. (“Changxing”), Civil Hospital (Mengzhou City) Co., Ltd. (“Mengzhou”), Aaliance Insurance Brokerage Co., Ltd. (“Aaliance”), and Changsha Zhenghe Orthopaedics Hospital Co., Ltd. (“Changsha Zhenghe”), and the shareholders of each of these entities (each entity, a “VIE”, collectively, the “VIEs”) in regard with the contractual arrangements, also known as the “VIE Agreements”, by and among WFOE, the VIEs, and the VIEs’ shareholders. Pursuant to the VIE Agreements, the Company was deemed as the primary beneficiary of the VIEs under the accounting principles generally accepted in the United States of America (“US GAAP”), and therefore, was able to consolidate the financial statements of these VIEs into the Company’s financial statements. The termination of the VIE Agreements were effective on January 25, 2024.

Upon the termination of the VIE Agreements with Changxing, Mengzhou, Aaliance and Changsha Zhenghe, the Company currently only has contractual arrangement with one VIE, Hangzhou Six Dimension Dental Medical Technology Co. Ltd. (“6D Dental”). Geared towards the dental industry, 6D Dental is a high-tech enterprise that provides digital technical support for dental implant surgery. It includes a digital dental implant technology platform, dental clinics and digital dental implant education and training. 6D Dental’s main goal is to allow digital technology to help dentists achieve safe, accurate and fast implant surgeries. Client fees are the main source of revenue for 6D Dental.

The management of the Company is planning to identify prospective acquisition opportunity of target business in the medical industry to support the Company’s organic growth in the future.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;

●	our plans to enhance customer experience, expand our products and services;

●	our expectations regarding demand for and market acceptance of our services;

●	global competition in our industry; and

●	fluctuations in general economic and business conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations could later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements in this current report on Form 6-K represent our views as of the date of this current report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this current report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this current report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this current report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2024	ETAO International Co., Ltd.

	By:	/s/ Wensheng liu
	Name:	Wensheng liu
	Title:	Chief Executive Officer and Principal Executive Officer

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